

Mail Stop 3720

May 3, 2006

Dean Valentino
President
Famous Uncle Al's Hot Dogs & Grille, Inc.
1206 Laskin Avenue, Suite 201K
Virginia Beach, VA 23451

> **Re: Famous Uncle Al's Hot Dogs & Grille, Inc.**
> **Registration Statement on Form SB-2**
> **Filed April 3, 2006**
> **File No. 333-132948**

Dear Mr. Valentino:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1.   Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

2.   Please avoid capitalizing commonly-understood terms such the "Prospectus," the "Company," "Common Stock" and "Regional Agreements" in the summary and throughout the remainder of the prospectus.

Risk Factors

3. So that investors may determine the primary focus of each risk factor, generally revise your risk factor captions so that they are sentences describing the particular risk to your financial condition, liquidity, share price, or other aspect of your business, that is presented in the remainder of the risk factor.

4. Tell us what consideration you have given to including a risk factor that discusses the risk associated with your currently having a sole director, who is also one of your only two executive officers.

Arbitrary Offering Price for Shares Bears No Relationship to Value

5. So that investors may realize the likelihood of the risk, disclose the book value of a share of your common stock as of a recent date.

No Prior Public Market; Volatility of Share Prices Likely

6. To assist investors in recognizing the extent of the risk, generally describe requirements for being quoted on the over-the-counter bulletin board that may be difficult to satisfy under your circumstances.

Management of Growth

7. Indicate what the regional agreements concern, including how much of the United States is covered by your current regional agreements and whether you obtained new regional and franchise agreements subsequent to the assignment of the license to you, so that investors may realize the extent of the risk related to your "expansion of multiple stores nationwide."

Reliance on Third Party Owners for Royalty Income

8. This risk factor appears to describe multiple risks related to your reliance on royalty income and the franchising arrangement. Please set forth sub-captions as their own risk factors, with their own descriptions of particular risks to you.

9. To assist investors in recognizing the risk to you, please delete the mitigating phrase "Although we have attempted to mitigate these factors by careful attention to training and staffing needs" from the second sentence under "Costs are greater and profits are lower for new franchise location," and shift your explanation of the ways in which you attend to training and staffing needs to your business section. Also delete the mitigating phrase "Although we require that our third party suppliers and manufacturers comply with the U.S. Food and Drug Administration… manufacturing guidelines" from the final paragraph under "If our third party suppliers or manufacturers fail to timely deliver products…." Further delete the mitigating language "While it is possible to anticipate and mitigate any adverse

effect on store profitability from increasing costs through, among other things, purchasing practices and menu price adjustments" from "Other costs of franchised operations could increase unpredictably."

10.   Under "Other costs of franchised operations could increase unpredictably," state the source for the statement "Utility costs are projected to be particularly high during the summer of 2006 and the winter of 2006-2007."

Certain stockholders have the ability to control the company…

11.   State which executive officers and directors are among the four individuals that collectively own approximately 61% of your common stock. We note the disclosure in your security ownership table later in the prospectus.

Since Our Franchise Licensing Rights Are Subject to a License Agreement….

12.   So that investors may assess the likelihood of the risk, state whether you ever have been in default under the license agreement.

Risk Associated with Forward-Looking Statements

13.   Delete all references to the safe harbor for forward looking statements or clearly revise them to state that the safe harbor does not apply to statements made by a registrant that issues penny stock. See Section 27A(b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.

Use of Proceeds

14.   Disclose how you used, or plan to use, any cash proceeds you received from the sale of common stock to selling stockholders.

Determination of Offering Price

15.   It does not appear that your being quoted on the bulletin board would be the result of your "filing to obtain a quotation"; rather, market makers must make a market in your common stock and start the process for your stock being quoted on the bulletin board. Please revise your disclosure here and elsewhere in the prospectus accordingly.

Dilution

16.   Include the disclosure required by Item 506 of Regulation S-B, noting the dilution for purchasers in this offering, as it appears that the book value and offering price may be different.

Selling Security Holders

17.   Please disclose the natural person(s) who exercise investment and voting control over the
        shares held by each entity or non-natural person, including, but not limited to, RVP, LLC,
        Sportslink and EMF Enterprises, listed as a selling securityholder, to the extent they are not
        widely held. See telephone interpretation 4S under "Regulation S-K" in our March 1999
        supplement to our manual of publicly available telephone interpretations, available on our
        website at http://www.sec.gov/interps/telephone/phonesupplement1.htm.

Plan of Distribution

18.   You state in the first paragraph that the shares may be sold from time to time at prevailing
        market prices, negotiated prices or fixed prices. While you may state that selling
        shareholders will sell at prevailing market prices or privately-negotiated prices once the
        shares are quoted on the OTC Bulletin Board, they may not sell at prices other than the
        fixed price of $1.00 per share before the shares begin trading on a market. Please revise the
        first paragraph accordingly.

Interest of Named Experts and Counsel

19.   You state in the security ownership table that John Heskett owns 1.2 million shares of your
        common stock. Please revise your disclosure in this section to account for his interest in
        your company, as it appears that he is a partner at your outside counsel Heskett & Heskett,
        or tell us in your response letter why you believe such disclosure is not required under the
        instruction to Item 509 of Regulation S-B. Also provide the disclosure regarding your
        transactions with Mr. Heskett pursuant to Item 404 of Regulation S-B or advise us why you
        believe you are not required to do so.

Organization Within Last Five Years

20.   You state that "[d]uring the past 2 years the Company sold several regional Franchise
        Territories." Please explain here what franchise territories are and how selling them
        furthers your business.

Description of Business

21.   Disclose the consideration paid for the assignment of the development and franchising
        rights to you in October 2005.

22.   Please expand your description here of material terms, such as agreement term, significant
        obligations and so on, of the franchise agreements, the regional developer agreements and
        the franchise licensing rights agreement. For example, explain here how the advertising
        fund works. We note your mention of it in the notes to the financial statements.

23.   Please describe your competitors in this industry more particularly and name those that are similarly situated with you as far as size, regional scope and particular products sold are concerned. See Item 101(b)(4) of Regulation S-B.

24.   In the recent sales of unregistered securities section you describe share issuances "as part of a regional territory buy-back arrangement." If your developer arrangements allow for territory buy-backs, describe what they involve and include a risk factor regarding the potential for your having to buy back territories from regional developers and the effect on your financial condition.

25.   At the end of your business section, you state "At this time, we are not required to provide annual reports to security holders." State whether you will voluntarily send an annual report and whether the report will include audited financial statements. Also indicate that the public may read and copy any materials you file with the SEC at the public reference room at 100 F Street, N.E., Washington, DC 20549, as well as the other information required to be disclosed in your prospectus according to Item 101(c) of Regulation S-B.

Management's Discussion and Analysis

26.   Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. As part of your discussion, disclose your expected reporting and other costs related to your being a public company, and how you expect to satisfy the new costs.

27.   Explain whether your plan of operations describes a "modest growth pattern" or "an aggressive accelerated growth pattern" so that you will need additional financing this year. Regarding your "accelerated growth plans," include a discussion of the funding and timing requirements related to your expansion efforts. For example, quantify the "significant additional capital" you will require for the expansion of your franchise operations, when you will require the additional capital and the source or potential source of those funds. As another example, indicate when you expect to commence the "aggressive[] marketing" of your franchise offerings, the associated increase in marketing expense and how you intend to pay for the increased costs. Disclose to what extent you have investigated or secured additional sources of financing, if any. If you have not made a significant effort to secure additional sources of financing, please make a statement to that effect.

28.   Please provide a more thorough discussion of the extent to which you have relied on loans from company insiders as well as from private placements. Describe in greater detail the material terms of the loans and borrowings, including quantified disclosure of the amount of funds you have received from these sources for the past twelve months, repayment terms, maturities, etc. Also identify the shareholders and directors from whom you received funding and disclose the outstanding balance of any obligations owed to these individuals. Finally, address when and how you intend to fund any debt repayment obligations.

Certain Relationships and Related Transactions

29.   Revise to explain the purpose of the settlement agreement. Additionally, include all of the disclosure required by Item 404 of Regulation S-B about the $300,000 in related party notes, as referenced in your financial statements, or advise us why you do not believe such disclosure is required.

Executive Compensation

30.   We note that you have omitted the salary and other columns from the summary compensation table but have included other columns where the amounts paid to the named executive officers were zero. Therefore, please confirm to us in your response letter that the omitted columns indicate that you have not paid salaries or provided the other compensation required to be disclosed in the omitted columns according to Item 402(b) of Regulation S-B. Disclose in the risk factor regarding your reliance on key personnel that you did not pay the named executive officers salaries last year and for parts of 2006, if true. Finally, indicate the significance of the asterisk next to 2006 in the summary compensation table row for Dean Valentino.

Report of Independent Registered Public Accounting Firm

31.   Please ask your auditor to revise his report to state, if true, that he conducted his audit in accordance with the "standards of the Public Company Accounting Oversight Board (United States)," rather than the "auditing standards….," as required by PCAOB Auditing Standard No. 1 and the related SEC Release 34-49707.

Summary of Significant Accounting Policies

Revenue Recognition

32.   Clarify the relationship between Famous Uncle Al's Hot Dogs & Grille, Inc. and Famous Uncle Al's Hot Dogs, Inc. Tell us and disclose whether you have any continuing involvement with the predecessor company, including whether you acquired the rights to the royalties from the franchises that were licensed by Famous Uncle Al's Hot Dogs, Inc. In this regard, we note your statement that you had thirteen franchised stores as of December 31, 2005. Also, you state in the Risk Factors that your operations have been financed to date, in part, by sales of franchise territory agreements and royalties from franchise sales. Clarify your disclosure to indicate to which entity you are referring.

        If you do not have any continuing relationship with the predecessor entity or the franchised restaurants opened by that entity, revise your disclosures throughout the registration statement to clarify that you have no involvement with the previously franchised operations. Conversely, if you have acquired the rights to receive revenues from these franchises, clarify for us and disclose why your financial statements do not reflect any revenues since your inception in March 2005.

Advertising Costs

33.   Tell us your basis for excluding the balance and activities of the Famous Al's Advertising Fund from your financial statements. Describe for us the purpose and activities of the fund and its ownership structure. Address all relevant accounting literature, including your consideration of FIN 46, if applicable.

Note 2. Purchase of Assets

34.   Tell us your basis for accounting for your licensing agreement as an intangible asset with an indefinite life. Address all of the factors in paragraph 11 of SFAS 142.

35.   Describe for us and disclose the nature and terms of the "territory rights held for resale" and the liability associated with "territory repurchase agreements." Tell us how you have accounted for these rights and obligations and your basis in the accounting literature.

Item 26. Recent Sales of Unregistered Securities

36.   We note that you have issued shares of common stock in exchange for services subsequent to December 31, 2005. It appears that some of these shares relate to prior services rendered to you or your predecessor or as settlement for prior claims associated with consulting services rendered to Famous Food Group, Inc, Famous Uncle Al's Hot Dogs, Inc., and National Franchise Directors, Inc. Disclose each issuance of shares in your financial statements and discuss your accounting policy for these shares. Refer to EITF 96-18, if applicable. In addition, revise your statement of stockholders' equity to disclose the information required by paragraph 11.d. of SFAS 7.

37.   To the extent you have not done so, for each issuance of stock to a holder that provided services to you, generally note the services that were provided.

Undertakings

38.   Include the full Regulation S-B Item 512(a) and (g) undertakings, effective December 1, 2005.

Signature page

39.   Identify, such as by parenthetical, your principal financial and accounting officer(s), as their signatures to the registration statement are required by Form S-B.

Exhibits

40.   Please file your assignment agreement with Famous Uncle Al's Hot Dogs, Inc. and the license agreement as exhibits to the registration statement pursuant to Item 601(b)(1) of Regulation S-B.

41.   Please include schedules to the form of regional franchise agreement that identify the information omitted and set forth the material details in which the individual developer agreements differ from the form filed.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile (918) 336-3152
        John Heskett, Esq.